September 26, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549
Attention:	H. Roger Schwall, Assistant Director
Suying Li

Re:	Pioneer Natural Resources Company
Form 10-K for the Year Ended December 31, 2010
Filed February 25, 2011
File No. 001-13245

Ladies and Gentlemen:

I am writing to confirm my telephone conversation of September 26, 2011 with Suying Li of the Staff of the Securities and Exchange Commission.  On behalf of Pioneer Natural Resources Company (the “Company”), the Company acknowledges receipt of the letter, dated September 15, 2011, from the Staff in regard to the above-referenced document and intends to submit its responses to that letter by October 14, 2011.

Please direct any questions in connection with this letter to undersigned at 972-969-4054 (direct fax 972-969-3581).

Very truly yours,

/s/ Richard P. Dealy
Richard P. Dealy
Executive Vice President and
Chief Financial Officer